UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

THE CHILDREN’S PLACE RETAIL STORES, INC.
(Name of Issuer)
COMMON STOCK, $0.10 PAR VALUE PER SHARE
(Title of Class of Securities)
168905107
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 168905107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stanley Silverstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 406,443*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,928,880*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 406,443*
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,928,880*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,323*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%*
12	TYPE OF REPORTING PERSON IN

* Based on 29,378,535 shares of common stock, par value $0.10 per share (the “Common Stock”), of The Children’s Place Retail Stores, Inc. (the “Company”), outstanding as of December 5, 2008, as disclosed in the Company’s quarterly report on Form 10-Q for the quarter ended November 1, 2008.  As of December 31, 2008, Stanley Silverstein was the beneficial owner of 3,335,323 shares of Common Stock, representing 11.3% of the outstanding shares of Common Stock.  As of December 31, 2008, Mr. Silverstein (i) had the sole power to vote or to direct the vote and to dispose or direct the disposition of 406,443 shares of Common Stock (which includes 30,000 shares issuable upon the exercise of outstanding vested options and 5,000 shares held in Mr. Silverstein’s profit sharing account), and (ii) may be deemed to have had shared power to vote or to direct the vote and to dispose or direct the disposition of 2,928,880 shares of Common Stock held by Mr. Silverstein’s wife, Raine Silverstein, as custodian or trustee for the benefit of Mr. Silverstein’s children and grandchildren.  Mr. Silverstein disclaims beneficial ownership of the 2,928,880 shares of Common Stock held by Mr. Silverstein’s wife, as custodian or trustee for the benefit of Mr. Silverstein’s children and grandchildren.

CUSIP NO. 168905107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raine Silverstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,335,323*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0*
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,335,323*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,323*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%*
12	TYPE OF REPORTING PERSON IN

* Based on 29,378,535 shares of common stock, par value $0.10 per share (the “Common Stock”), of The Children’s Place Retail Stores, Inc. (the “Company”), outstanding as of December 5, 2008, as disclosed in the Company’s quarterly report on Form 10-Q for the quarter ended November 1, 2008.  As of December 31, 2008, Raine Silverstein, wife of Stanley Silverstein, was the beneficial owner of 3,335,323 shares of Common Stock, representing 11.3% of the outstanding shares of Common Stock.  As of December 31, 2008, Mrs. Silverstein (i) had shared power to vote or to direct the vote and to dispose or direct the disposition of 2,928,880 shares of Common Stock held by Mrs. Silverstein as custodian or trustee for the benefit of Mrs. Silverstein’s children and grandchildren, and (ii) may be deemed to have had shared power to vote or to direct the vote and to dispose or direct the disposition of 406,443 shares of Common Stock held by Mrs. Silverstein’s husband (which includes 30,000 shares issuable upon the exercise of outstanding vested options and 5,000 shares held in Mr. Silverstein’s profit sharing account).  Mr. Silverstein disclaims beneficial ownership of the 2,928,880 shares of Common Stock held by Mr. Silverstein’s wife, as custodian or trustee for the benefit of Mr. Silverstein’s children and grandchildren.

Item 1(a).  Name of Issuer:

    The Children’s Place Retail Stores, Inc.  (the “Company”)

Item 1(b).  Address of Issuer’s Principal Executive Offices:

    915 Secaucus Road
    Secaucus New Jersey 07094

Item 2(a).  Name of Person Filing:

    This statement is filed on behalf of the persons identified in Item 4 below.  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person, but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

    The Children’s Place Retail Stores, Inc.
    915 Secaucus Road
    Secaucus, New Jersey 07094

Item 2(c).  Citizenship:

    Each of the persons filing this statement is a United States citizen.

Item 2(d).  Title of Class of Securities:

    This statement relates to the Company’s common stock, par value $0.10 per share (the “Common Stock”).

Item 2(e).  CUSIP Number:

    168905107

Item 3.       For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

    Not applicable.

Item 4.      Ownership:

   As of December 31, 2008, Stanley Silverstein was the beneficial owner of 3,335,323 shares of Common Stock, representing 11.3% of the 29,378,535 shares of Common Stock outstanding as of December 5, 2008, as disclosed in the Company’s quarterly report on Form 10-Q for the quarter ended November 1, 2008.  As of December 31, 2008, Mr. Silverstein (i) had the sole power to vote or to direct the vote and to dispose or direct the disposition of 406,443 shares of Common Stock (which includes 30,000 shares issuable upon the exercise of outstanding vested options and 5,000 shares held in Mr. Silverstein’s profit sharing account), and (ii) may be deemed to have had shared power to vote or to direct the vote and to dispose or direct the disposition of 2,928,880 shares of Common Stock held by Mr. Silverstein’s wife, Raine Silverstein, as custodian or trustee for the benefit of Mr. Silverstein’s children and grandchildren.

As of December 31, 2008, Raine Silverstein, wife of Stanley Silverstein, was the beneficial owner of 3,335,323 shares of Common Stock, representing 11.3% of the 29,378,535 shares of Common Stock outstanding as of December 5, 2008.  As of December 31, 2008, Mrs. Silverstein (i) had shared power to vote or to direct the vote and to dispose or direct the disposition of 2,928,880 shares of Common Stock held by Mrs. Silverstein as custodian or trustee for the benefit of Mrs. Silverstein’s children and grandchildren, and (ii) may be deemed to have had shared power to vote or to direct the vote and to dispose or direct the disposition of 406,443 shares of Common Stock held by Mrs. Silverstein’s husband (which includes 30,000 shares issuable upon the exercise of outstanding vested options and 5,000 shares held in Mr. Silverstein’s profit sharing account).

Item 5.  Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.  Identification and Classification of Members of the Group:

See Item 4 above.

Item 9.  Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

This certification is not required as the filing person is filing pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009 /s/ Stanley Silverstein Stanley Silverstein /s/ Raine Silverstein Raine Silverstein

Exhibit 1.1

Joint Filing Agreement

The undersigned agree that this Schedule 13G (Amendment No. 9) relating to the shares of common  stock of The Children’s Place Retail Stores, Inc. is filed  jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: February 17, 2009 /s/ Stanley Silverstein Stanley Silverstein /s/ Raine Silverstein Raine Silverstein